Filed by Pennichuck Corporation
           Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                   Subject Company:  Pennichuck Corporation
                                             Commission File No.:  0-18552


[LOGO]   Pennichuck Corporation
         Four Water Street * P.O. Box 448
         Nashua, New Hampshire 03061-0448
         Tel. (603) 882-5191  Fax. 882-4125


                            For Immediate Release

November 12, 2002

Pennichuck Corporation Announces Third Quarter 2002 Results of Operations

Contact:   Maurice L. Arel, President and Chief Executive Officer
           Charles J. Staab, VP, Treasurer and Chief Financial Officer

Phone:     603-882-5191
Fax:       603-882-4125
           www.pennichuck.com
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      Maurice L. Arel, President and Chief Executive Officer of Pennichuck
Corporation, announced today that the Company's consolidated net income for the three months ended September 30, 2002 was $1,377,000, or $.58 per share compared to net income of $1,008,000, or $.42 per share for the same quarter last year. The net income for the first nine months of 2002 was $1,298,000, or $.54 per share compared to net income of $2,389,000, or $1.01 per share for the same period in 2001. He stated that the Company's results of operations thus far in 2002 have been impacted by approximately $1.67 million in expenses incurred in connection with the proposed merger with Philadelphia Suburban Corporation. Excluding the effect of those merger-related expenses, Mr. Arel indicated that the Company's consolidated net income for the quarter ended September 30, 2002 would have been approximately $1.46 million, or $.61 per share, and $2.83 million, or $1.18 per share, for the nine months ended September 30, 2002.

      The Company's consolidated revenues for the third quarter increased from $5,654,000 in 2001 to $6,537,000 in 2002. The $883,000 increase in revenue occurred primarily in the Company's water-related businesses reflecting the positive effect of a 14.43% overall increase in the Company's core utility's water rates and additional operating contracts in the Company's non-regulated service corporation.

      Consolidated year-to-date revenues in 2002 were $18,455,000, or $2.82 million more than the same period last year, chiefly due to a $2.43 million land sale which occurred in January 2002. Combined utility revenues of $14,314,000 for 2002 were $1,173,000 greater than in the first nine months of 2001 reflecting the net effect of the rate increase granted earlier this year and a 2.2% growth in the utilities' customer base, offset by a 5.1% decrease in billed consumption from the same period last year.


Page 2

      In April 2002, the Company entered into a definitive agreement with Philadelphia Suburban Corporation ("PSC") to merge in a stock-for-stock transaction. The merger is subject to several conditions, including among other things, approval by the shareholders of the Company and approval by the New Hampshire Public Utilities Commission, and is presently expected to close during the first half of 2003.

      Pennichuck Corporation is a holding company located in Nashua, New Hampshire with diversified businesses involved in regulated water supply and distribution in cities and towns throughout southern and central New Hampshire; non-regulated, water-related services and operations; and real estate management and development.

      Pennichuck Corporation is traded on the Nasdaq NMS exchange under the symbol "PNNW".

      This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

      Information concerning any direct or indirect interest in the proposed merger of Pennichuck's directors and executive officers, including their beneficial ownership of Pennichuck common stock and the terms of change of control or similar arrangements with certain of Pennichuck's executive officers, may be found in Pennichuck's proxy statement filed with the SEC under Schedule 14A on April 2, 2002 and in the proxy statement/prospectus to be filed by Pennichuck and PSC in connection with the transaction. The proxy statement is available, and the proxy statement/prospectus when filed will be available, for free both on the SEC's website (http://www.sec.gov) or by contacting the Corporate Secretary at Pennichuck at (603) 882-5191.

      Investors and security holders are advised to read the definitive registration statement and proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information.

      The registration statement and proxy statement/prospectus will be filed with the Securities and Exchange Commission by PSC and Pennichuck. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when they are available) and other documents filed by PSC and Pennichuck at the Commission's website at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from PSC or from Pennichuck by directing such request to Philadelphia Suburban Corporation, 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, Attn: Corporate Secretary; or to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060.


Page 3

Pennichuck Corporation
Comparative Third Quarter and Nine Months Results of Operations

Quarter Ended September 30:                    2002             2001
                                               ----             ----

Consolidated Revenues                      $ 6,537,000      $ 5,654,000
Net Income                                 $ 1,377,000      $ 1,008,000

Earnings Per Share:
  Basic                                    $       .58      $       .42
  Diluted                                  $       .57      $       .42

Weighted Average Shares Outstanding:
  Basic                                      2,391,439        2,383,533
  Diluted                                    2,410,348        2,394,772

Nine Months Ended September 30:

Consolidated Revenues                      $18,455,000      $15,637,000
Net Income                                 $ 1,298,000      $ 2,389,000

Earnings Per Share:
  Basic                                    $       .54      $      1.01
  Diluted                                  $       .54      $      1.01

Weighted Average Shares Outstanding:
  Basic                                      2,390,303        2,379,165
  Diluted                                    2,409,212        2,390,404